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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:             July 31, 1996
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                              DEP CORPORATION
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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                          2101 East Via Arado
                       Rancho Dominguez, CA 90220
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been required to devote substantial resources, including the attention of key management and financial personnel, to the completion of its Chapter 11 reorganization pending before the United States Bankruptcy Court, District of Delaware. As previously publicly announced by the Company, the Bankruptcy Court confirmed the Company's Plan of Reorganization on
October 23, 1996. As a result of this process, however, the completion of certain year-end reporting tasks was substantially delayed. For this reason, the Company's personnel have been unable, without unreasonable expense, to complete the preparation of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996. The Company anticipates that the Annual Report on Form 10-K will be completed and filed no later than November 13, 1996.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Grant W. Johnson               310               604-0777
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV(3) -- ANTICIPATED CHANGE IN EARNINGS STATEMENT

The Company anticipates that its Annual Report on Form 10-K will reflect consolidated net sales for the year ended July 31, 1996 ("fiscal 1996") of approximately $119.1 million, compared to sales of approximately $127.7 million for the year ended July 31, 1995 ("fiscal 1995"). Consumer products net sales decreased 8%, primarily as a result of lower worldwide sales of the Company's Agree and Halsa brands, while contract packaging net sales increased 15% due to the Company's increased efforts to utilize excess manufacturing capacity. The Company anticipates that its Annual Report on Form 10-K will reflect an increase in operating income (before reorganization items and the write-down of Agree and Halsa assets) to $3.1 million in fiscal 1996 from $1.5 million in fiscal 1995, primarily as a result of lower selling, general and administrative expenses. These lower selling, general and administrative expenses are in turn a result of the effect of cost reduction programs and lower variable expenses due to the decline in net sales.

                               DEP CORPORATION
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


  Date           October 29, 1996             By    /s/ Grant W. Johnson
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                                                        Grant W. Johnson
                                                   Senior Vice President, Chief
                                                  Financial Officer and Director